UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Youbet.com, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-4627253
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2600 West Olive Avenue, 5th floor, Burbank, CA	91505
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to general Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange  Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each classto be so registered	Name of Each Exchange on Which Each Class is to be Registered

Rights to Purchase Series B Junior Participating Preferred Stock	Nasdaq Capital Market

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

Item 1.                                Description of Securities To Be Registered.

On March 31, 2009, the Board of Directors (the “Board”) of Youbet.com, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), adopted a rights plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”).  The dividend is payable to the stockholders of record as of April 10, 2009.  The specific terms of the Rights are contained in the Rights Agreement, dated as of March 31, 2009, between the Company and American Stock Transfer & Trust Company LLC, a New York limited liability trust company, as Rights Agent, (the “Rights Plan”).

The following summary description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2009.

The Board adopted the Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use our net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations.  We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, we may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.  To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to us.  However, if we experience an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding Common Stock (an “Acquiring Person”) without the approval of the Board.  Stockholders who own 4.9% or more of our outstanding Common Stock as of the close of business on March 31, 2009 will not trigger the Rights Plan so long as they do not (i) acquire any additional shares of Common Stock or (ii) fall under 4.9% ownership of Common Stock and then re-acquire 4.9% or more of the Common Stock.  The Rights Plan does not exempt any future acquisitions of Common Stock by such persons.  Any rights held by an Acquiring Person are void and may not be exercised.  The Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan.

The Rights.  The Board authorized the issuance of one right per each outstanding share of Common Stock payable to our stockholders of record as of April 10, 2009.  Subject to the terms, provisions and conditions of the Rights Plan, if the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock”) for a purchase price of $8.00 (the “Purchase Price”) .  If issued, each fractional share of Series B Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our Common Stock.  However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights.

Exercisability.  The rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% of the Common Stock.

We refer to the date that the rights become exercisable as the “Distribution Date.”  Until the Distribution Date, the Common Stock certificates will evidence the rights and will contain a notation to that effect.  Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated rights.  After the Distribution Date, the rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined not to affect an exchange pursuant to the Rights Plan (as described below).

After the Distribution Date, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

Exchange.  After the Distribution Date, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration.  The rights and the Rights Plan will expire on the earliest of (i) March 31, 2019, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if the Board determines that the Rights Agreement is no longer necessary for the preservation of NOLs, (v) the beginning of a taxable year of the Company to which the Board determines that no NOLs may be carried forward and (vi) March 31, 2010 if Stockholder Approval has not been obtained.

Redemption.  At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions.  The Board may adjust the purchase price of the Series B Preferred Stock, the number of shares of Series B Preferred Stock issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series B Preferred Stock or the Common Stock.  No adjustments to the purchase price of less than 1% will be made.

Amendments.  Before the Distribution Date, the Board may amend or supplement the Rights Plan without the consent of the holders of the Rights.  After the Distribution Date, the Board may amend or supplement the Rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable, and no such amendment may cause the Rights again to become redeemable or cause this Rights Agreement again to become amendable other than in accordance with this sentence.

Item 2.	Exhibits.

3.1
Certificate of Designations of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on April 1, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on April 1, 2009).

4.1
Rights Agreement, dated as of March 31, 2009, between Youbet.com, Inc. and American Stock Transfer & Trust Company LLC, as Rights Agent, which includes the Form of Certificate of Designation as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 1, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 1, 2009	YOUBET.COM, INC.

	By:	/s/ David Goldberg
Name: David Goldberg
Title: Chief Operating Officer